

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2021

Werner Lanthaler
Chief Executive Officer
Evotec AG
Essener Bogen 7
22419 Hamburg
Germany

> **Re: Evotec AG**
> **Amended Draft Registration Statement on Form F-1**
> **Submitted September 22, 2021**
> **CIK 0001412558**

Dear Dr. Lanthaler:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. Given the indication in our call on September 16, 2021 that EVT Execute will continue to be your primary business for the foreseeable future, please revise to provide more emphasis on these operations, as opposed the the EVT Innovative operations.

2. We note your statement that you believe you are the only company among your competitors that offers chemistry, biology, transcriptomics, protomics and iPSC-based disease modeling with multimodality expertise across small molecules, biologics,

antisense, cell and gene therapy, etc. Additionally, we note you have developed proprietary artificial intelligence and machine learning capabilities that facilitate industry-leading data generation, data analytics and efficacy prediction that result in differentiated scientific disease insights, operational efficiencies and technological capabilities. Please clarify if the services related to these capabilities relate to EVT Execute or EVT Innovate. To the extent they relate to EVT Innovate, please clarify that these services only account for 21% of your revenues.

3. We note your response to comment 1. Please revise your filing such that it is clear that the "industry knowledge" underlying your belief that you are the "only company among our identified competitors" is limited to assessments of information available on your competitor's websites. We note disclosure to this effect was annexed to your September 21, 2021 correspondence, but this is not clear from the filing itself.

4. Please provide the basis for your industry benchmarks of €75 million for discovery through IND and with respect to the time required to advance a product candidate through such phases of development.

Exscientia - Shared Economy through EVOeqity and EVOiR&D, page 122

5. We note that the terms of the agreement provide for a scaled revenue sharing arrangement that provides 45% of the revenue if you exercise an option at the start of a phase 1a clinical trial and reduces down to 10% if you exercise an option at a later stage of the clinical development. Please clarify what your obligations are if you exercise an option. Are you expected to bear any of the development costs if you exercise an option?

EVOequity, page 126

6. Please revise the portfolio company table on page 127 with a larger font size. The text in the table is not legible.

1. Basis of presentation, page F-7

7. Please provide the disclosures required by IAS 10.17 for your interim financial statements.

(4) Segment information, page F-40

8. As previously requested in comment 16, please tell us whether the CODM receives the other three measures of profit or loss previously included in the disclosure. Also provide us with a detailed explanation as to why one of the other three measures were not selected as the one profit measure to be included in the footnote disclosure. Refer to IFRS 8.26 for guidance.

You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences